UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Period Ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 33-42485

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B.	Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

COMERICA INCORPORATED
Comerica Tower at
One Detroit Center
500 Woodward Avenue
Detroit, Michigan 48226

Comerica Incorporated Preferred Savings Plan

Financial Statements
and Supplemental Schedules

Period Ended December 31, 2004

Financial Statements and Supplemental Schedules

Comerica Incorporated Preferred Savings Plan
December 31, 2004 and December 30, 2003, and
Period Ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

Comerica Incorporated
Preferred Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2004 and December 30, 2003, and
Period Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Comerica Incorporated Preferred Savings Plan

We have audited the accompanying statements of assets available for benefits of the Comerica Incorporated Preferred Savings Plan as of December 31, 2004 and December 30, 2003, and the related statement of changes in assets available for benefits for the period ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and December 30, 2003, and the changes in its assets available for benefits for the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of period) as of December 31, 2004, and reportable transactions for the period then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 26, 2005

Comerica Incorporated Preferred Savings Plan

Statements of Assets Available for Benefits

	December 31,	December 30,
	2004	2003

Assets
Investments, at fair value:
Mutual and money market funds	$226,402,970	$174,208,361
Collective trust funds	222,784,933	205,849,619
Comerica Incorporated Common Stock	263,011,408	252,859,573
Participant loans	20,348,615	18,555,301

Total investments	732,547,926	651,472,854

Accrued income	2,665,167	2,517,042
Contributions receivable	6,198,000	5,940,374

Total assets	$741,411,093	$659,930,270

See accompanying notes.

Comerica Incorporated Preferred Savings Plan

Statement of Changes in Assets

Available for Benefits

Period Ended December 31, 2004

Additions
Participant contributions	$42,224,988
Employer contributions	11,949,646
Corrective contribution	403,800
Interest and dividend income	20,668,796

Total additions	75,247,230

Deductions
Distributions to participants	45,075,937
Loan fees	209,970

Total deductions	45,285,907

Net appreciation in fair value of investments	51,519,500

Net increase	81,480,823
Assets available for benefits:
Beginning of period	659,930,270

End of period	$741,411,093

See accompanying notes.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements

December 31, 2004 and December 30, 2003, and
Period Ended December 31, 2004

1. Description of the Plan

The Comerica Incorporated Preferred Savings Plan (the Plan) is a defined contribution plan covering all eligible employees of Comerica Incorporated (the Corporation) and certain subsidiaries.

Information about the Plan agreement, participants’ investment alternatives and the vesting and benefit provisions is contained in the summary plan description captioned Comerica Incorporated Preferred Savings Plan. Copies of this summary plan description are available through the Corporation’s Human Resources Office.

Participants may make annual contributions to the Plan on a pre-tax basis, not to exceed the lesser of 50%, of the participant’s annual compensation or the IRS allowed maximum ($13,000, plus an additional $3,000 for participants age 50 or over, in 2004, and $12,000, plus an additional $2,000 for participants age 50 or over, in 2003).

The Corporation will match a percentage of the first $3,000 of the participant’s pre-tax contributions, as defined by the Plan. In addition, the Corporation may make discretionary contributions based upon attaining certain corporate financial performance measurements. Both the Corporation match and discretionary contribution are invested in the Corporation’s common stock.

Participants’ investments in the Corporation’s common stock, including vested corporate matching contributions, are held in an Employee Stock Ownership Plan (ESOP). Participants may elect to either reinvest the dividends in the Corporation’s common stock within the Plan or receive the dividends as cash with their regular pay.

Contributions receivable represent amounts due from the Corporation under a performance match program, which rewards employees through a corporate contribution to the participants’ accounts.

Participants direct the investment of their accounts, except the current period’s nonparticipant directed investment in the Corporation’s common stock, among the investment funds offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

December 31, 2004 and December 30, 2003, and
Period Ended December 31, 2004

1. Description of the Plan (continued)

The Corporation’s matching contributions based on the first $3,000 of the participant’s pretax contributions are held in a restricted Comerica Incorporated common stock account until the end of the calendar year, when the assets held in such account become unrestricted and, therefore, eligible to be reallocated by the participants to other fund options. Approximately $7.9 million of restricted common stock was transferred to unrestricted funds during the plan period ended December 31, 2004.

Unallocated matching employer contributions resulting from employee forfeitures are retained in the Plan and used to reduce future employer contributions. Employee forfeitures during the period are included in employer contributions in the accompanying statement of changes in assets available for benefits and are primarily retained in the Comerica Incorporated Stock Fund balance as of December 31, 2004.

The following table presents a summary of changes in unallocated matching employer contributions during the plan period:

Balance at December 31, 2003	$762,890
Employee forfeitures during the period	465,962
Reduction of employer contributions	(676,806)
Net appreciation in fair value of investments	41,170
Dividend income	19,330

Balance at December 31, 2004	$612,546

The Corporation has the right to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants’ accounts become fully vested and nonforfeitable.

Effective January 1, 2004, the Plan year changed to a calendar year ending December 31. Transactions occurring on December 31, 2003 are included in the plan period ended December 31, 2004.

2. Summary of Significant Accounting Policies

The fair values of the participation units owned by the Plan in mutual and collective trust funds are based on the net asset values on the last business day of the plan period.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

December 31, 2004 and December 30, 2003, and
Period Ended December 31, 2004

2. Summary of Significant Accounting Policies (continued)

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan period. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The fair value of investments in the Corporation’s common stock is based on the last reported sales price on the last business day of the plan period as traded on the New York Stock Exchange.

The participant loans are valued at their outstanding balances, which approximate fair value.

Administrative expenses incurred in connection with the operation of the Plan are borne by the Corporation, except for a $10 per quarter loan fee paid by participants for loans originated prior to July 1, 2004, which is reported in loan fees in the accompanying statement of changes in assets available for benefits. In addition, a one-time $50 loan application fee is charged directly to the participant’s account for each new loan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan assets at the end of the respective periods are as follows:

	December 31,	December 30,
	2004	2003

Comerica Incorporated Common Stock *	$263,011,048	$252,859,573
Comerica S&P 500 Index Fund	112,775,898	—
Comerica Stable Value Fund	110,009,035	102,454,457
Comerica S&P 500 Index Fund I	—	103,395,162

* Includes nonparticipant directed investments

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

December 31, 2004 and December 30, 2003, and
Period Ended December 31, 2004

3. Investments (continued)

During the period ended December 31, 2004, the Plan’s investments (including investments bought and sold, as well as held during the period) appreciated in fair value as follows:

Period Ended
December 31,
2004
Mutual and money market funds	$19,205,973
Collective trust funds	11,336,458
Comerica Incorporated Common Stock	20,977,069

$51,519,500

4. Nonparticipant-Directed Investments

The following information represents the assets and the significant components of changes in assets related to the nonparticipant-directed portion of the Comerica Incorporated Common Stock investment.

	December 31,	December 30,
	2004	2003
Investment, at fair value:
Comerica Incorporated Common Stock	$7,525,374	$8,400,910

Period Ended
December 31,
2004
Changes in assets:
Employer contributions	$6,429,577
Interest and dividend income	210,168
Distributions to participants	(27,181)
Net appreciation in fair value of investments	391,377
Transfer of assets from restricted common stock account to unrestricted account	(7,879,477)

Decrease in assets	$(875,536)

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

December 31, 2004 and December 30, 2003, and
Period Ended December 31, 2004

5. Transactions With Parties-in-Interest

The following is a summary of transactions (at cost) with parties-in-interest:

			Munder
	Comerica	Comerica	Cash	Munder	Munder	Munder	Munder	Munder	Munder	Comerica	Comerica
	Incorporated	Stable Value	Investment	Bond	Large Cap	U.S. Government	S&P Small Cap	MidCap	S&P MidCap	S&P 500 Index	S&P 500 Index
	Common Stock	Fund	Fund	Fund	Value Fund	Income Fund	Index Fund	Select Fund	Index Fund	Fund	Fund I	Total

Balance at December 31, 2002	$180,866,248	$88,985,725	$—	$4,408,876	$7,804,469	$15,696,669	$325,482	$—	$7,243,827	$—	$73,192,201	$378,523,497
Purchases in 2003	36,143,023	34,274,641	69,859,087	3,557,806	1,740,277	4,990,772	2,281,395	1,677,130	3,004,979	—	15,277,141	172,806,251
Sales in 2003	29,925,077	25,519,930	69,859,087	2,696,465	1,343,341	4,833,889	663,759	878,159	1,280,303	—	10,737,641	147,737,651
Transfer to/from funds	(3,508,780)	4,714,021	—	(18,383)	(39,762)	(90,429)	—	6,455,123	(33)	—	—	7,511,757

Balance at December 30, 2003	183,575,414	102,454,457	—	5,251,834	8,161,643	15,763,123	1,943,118	7,254,094	8,968,470	—	77,731,701	411,103,854
Purchases in 2004	36,968,655	32,176,888	80,973,490	2,852,385	3,155,708	4,182,319	4,115,306	5,311,889	3,578,390	112,123,677	7,968,185	293,406,892
Sales in 2004	31,099,912	29,525,580	79,839,514	1,838,765	1,599,739	4,180,382	1,545,327	1,481,414	1,852,325	7,626,811	85,699,886	246,289,655
Transfer to/from funds	(4,002,624)	4,903,270	—	(64,170)	(38,462)	(77,647)	—	(75,493)	(20,316)	—	—	624,558

Balance at December 31, 2004	$185,441,533	$110,009,035	$1,133,976	$6,201,284	$9,679,150	$15,687,413	$4,513,097	$11,009,076	$10,674,219	$104,496,866	$—	$458,845,649

The Munder mutual funds are managed by Munder Capital Management, a consolidated subsidiary of Comerica Incorporated.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

December 31, 2004 and December 30, 2003, and
Period Ended December 31, 2004

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Differences Between Financial Statements and Form 5500

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to period-end but not yet paid. Amounts allocated on Form 5500 to withdrawn participants at December 31, 2004 and December 30, 2003, respectively, were $2,739,391 and $2,522,459.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

9. Corrective Contribution

As a result of a Department of Labor finding in 2004 related to the method of payment of the participant loan origination fees from 1998 through 2003, the Corporation made a corrective contribution to the Plan of $403,800 in 2004. The amount is reported as a corrective contribution in the accompanying statement of changes in assets available for benefits for the period ended December 31, 2004.

Supplemental Schedules

Comerica Incorporated Preferred Savings Plan

EIN: #38-1998421 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Period)

December 31, 2004

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*Munder Mutual Funds	S&P MidCap Index Fund – 1,126,658 shares	**	$13,553,698
	S&P Small Cap Index Fund – 339,299 shares	**	5,215,022
	MidCap Select Fund – 698,618 shares	**	14,216,874
	Bond Fund – 644,156 shares	**	6,216,108
	Large Cap Value Fund – 758,903 shares	**	11,072,388
	U.S. Government Income Fund – 1,512,498 shares	**	15,487,976
	Cash Investment Fund – 1,133,976 shares	**	1,133,976

AIM Funds	AIM Basic Value Fund – 501,676 shares	**	16,264,328

Neuberger Berman	Genesis Fund – 687,462 shares	**	29,334,001

Fidelity Advisor	Fidelity Advisor Diversified International Fund – 1,100,977 shares	**	20,434,129
	Fidelity Advisor Equity Growth Fund – 291,457 shares	**	13,322,481

Franklin/Templeton Investments	Franklin Rising Dividends Fund – 655,877 shares	**	21,414,603
	Templeton Growth Fund – 910,807 shares	**	20,848,380

William Blair Funds	William Blair Growth Fund – 102,382 shares	**	1,095,488

Heritage Funds	Heritage Small Cap Stock Fund – 518,839 shares	**	17,640,527

Van Kampen Funds	Van Kampen Equity & Income Fund – 2,221,925 shares	**	19,152,990

*Comerica Collective Trust Funds	Comerica Stable Value Fund – 110,009,035 shares	**	110,009,035
	Comerica S&P 500 Index Fund – 10,735,654 shares	**	112,775,898

*Comerica Incorporated	Common Stock – 4,308,553 shares	185,441,533	263,011,408

*Participant loans	Interest rate range: 6% to 10.5%, with various maturity dates	—	20,348,615

Total investments			$732,547,926

*	Party in interest.

**	Disclosure of historical cost information is not required for participant-directed investments.

Comerica Incorporated Preferred Savings Plan

EIN: #38-1998421 Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Period Ended December 31, 2004

Description
	of Asset				Expense		Current Value
	(Including Interest				Incurred		of Asset on
	Rate and Maturity	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
	in Case of a Loan)	Price	Price	Rental	Transaction*	Asset	Date	(Loss)

Category (iii) – A series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current amount in excess of 5% of the current value of plan assets:

Comerica Incorporated	Common Stock:
	218 purchases	$36,968,655				$36,968,655	$36,968,655
	355 sales		$42,493,913			31,099,912	42,493,913	$11,394,001

*	The commissions and fees related to purchases and sales of investments are included in the cost of investment or proceeds from the sale and are not separately identified by the Trustee.

There were no category (i), (ii), or (iv) reportable transactions.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Comerica Incorporated Preferred Savings Plan

	By:	/s/ Jon S. Bilstrom

Jon S. Bilstrom Executive Vice President — Governance,
Regulatory Relations and Legal Affairs
Comerica Incorporated

Dated: May 26, 2005

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements listed below, pertaining to the Comerica Incorporated Preferred Savings Plan of our report dated May 26, 2005, with respect to the financial statements and supplemental schedules of Comerica Incorporated Preferred Savings Plan included in this Annual Report (Form 11-K) for the period ended December 31, 2004:

                Registration Statement No. 33-42485 on Form S-8 dated August 29, 1991

                Registration Statement No. 33-49964 on Form S-8 dated July 23, 1992

                Registration Statement No. 33-49966 on Form S-8 dated July 23, 1992

                Registration Statement No. 33-53220 on Form S-8 dated October 13, 1992

                Registration Statement No. 333-00839 on Form S-8 dated February 9, 1996

                Registration Statement No. 333-24567 on Form S-8 dated April 4, 1997

                Registration Statement No. 333-50966 on Form S-8 dated November 30, 2000

/s/ Ernst & Young LLP

Detroit, Michigan
May 26, 2005